U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING
A. Name of issuer or person filing (“Filer”): Theratechnologies Inc.
B. This is [check one]:
☑	an original filing for the Filer.

☐	an amended filing for the Filer.
C. Identify the filing in conjunction with which this form is being filed:

Name of registrant:	Theratechnologies Inc.

Form type:	Registration Statement on Form 40-F (the “Form 40-F”)

File number (if known):	333-172378

Filed by:	Theratechnologies Inc.

Date filed (if filed concurrently, so indicate):	June 13, 2011 (concurrent with filing of Form 40-F)
D. The Filer is incorporated or organized under the laws of

Québec, Canada

and has its principal place of business at

Theratechnologies Inc.
2310 Alfred-Nobel Boulevard
Montreal, Québec, Canada
H4S 2B4
E. The Filer designates and appoints CT Corporation System (the “Agent”), located at:
111 8th Avenue
New York, NY 10011
Telephone: (212) 894-8800
as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United

States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F on June 13, 2011 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934, as amended. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.
G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F; the securities to which the Form 40-F relates; and the transactions in such securities.
     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Québec, Canada, this 13th day of June, 2011.

Theratechnologies Inc.	By:	/s/ Jocelyn Lafond
Name: Jocelyn Lafond
Title: Vice President, Legal Affairs
This statement has been signed by the following person and in the capacities and on the dates indicated:

CT CORPORATION SYSTEM, as Agent for Service of Process for Theratechnologies Inc.

By:	/s/ Robert O’Byrne Name: Robert O’Byrne
Title: Assistant Secretary
Date: June 13, 2011

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